Exhibit 99.1
WNS (Holdings) Limited     Fiscal Q3 2010
WNS Announces Third Quarter Fiscal 2010 Earnings;
Reaffirms Net Revenue and Adjusted Net Income Guidance for Fiscal 2010
Quarterly Revenue Increases 11.3%; Revenue Less Repair Payments Declines 2.8%
Over the Corresponding Quarter in the Prior Fiscal Year
Group CEO Neeraj Bhargava to Step Down January 31, 2010
NEW YORK and MUMBAI, January 21, 2010 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal third quarter 2010 ended December 31, 2009 and reaffirmed its fiscal 2010 guidance of revenue less repair payments (or net revenues) of more than $390 million. It also reaffirmed its fiscal 2010 guidance of adjusted net income (ANI) (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit tax and loss attributable to non-controlling interest) of more than $52 million.
Revenue for the fiscal third quarter 2010 of $149.1 million represented an increase of 11.3% over the corresponding quarter in the prior fiscal year, while revenue less repair payments at $96.8 million, declined by 2.8% over the corresponding period in the prior fiscal year. The revenue less repair payments decline was largely the result of the decline in transaction volumes in the travel and insurance segments and the second year pricing terms of the Aviva Global Services (AGS) contract.
As a result, net income attributable to WNS shareholders for the fiscal third quarter 2010 was $0.3 million compared to $2.1 million during the corresponding quarter in the prior fiscal year. Similarly, adjusted net income was $11.1 million, a decline of 13.5% compared to the corresponding quarter in the prior year. Net income and adjusted net income results also reflected $1 million in costs associated with the unwinding of interest rate swaps from a $15 million prepayment WNS made on its term loan in January 2010.
“As a result of this year’s sales and expansion activity, despite a challenging quarter, our longer term growth prospects look strong and we are reaffirming that we will beat the top end of our original guidance range for fiscal 2010 on net revenues and ANI,” said Neeraj Bhargava, Group Chief Executive Officer.
WNS recorded basic income per ADS of $0.01 for fiscal third quarter 2010. Adjusted basic income per ADS (or net income per ADS attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit tax and loss attributable to non-controlling interest) was $0.26 for the quarter, a decline of 14.8% from the corresponding quarter last year.
“We are in the ramp up stage for recent sales, and our pipeline is strong,” said Anup Gupta, Group Chief Operating Officer. “While this resulted in some pressure on our margins in the third quarter, the fourth quarter should benefit from the expansion of our client base. Our operations remain on track, which we demonstrated by achieving the fifth straight quarter of adjusted operating margins of above 18 percent.”
The Board of Directors also announced today that on January 31, 2010, Neeraj Bhargava, Group Chief Executive Officer, will step down from his post, as previously stated. He will remain as a strategic advisor. The Board will be making an announcement about WNS leadership shortly.
Financial Highlights: Fiscal Third Quarter Ended December 31, 2009
•	Quarterly revenue of $149.1 million, up 11.3% from the corresponding quarter last year.

•	Quarterly revenue less repair payments of $96.8 million, down 2.8% from the corresponding quarter last year.

•	Quarterly net income attributable to WNS shareholders of $0.3 million compared to $2.1 million from the corresponding quarter last year.

•	Quarterly adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit tax and loss attributable to non-controlling interest) of $11.1 million, down 13.5% from the corresponding quarter last year.

•	Quarterly basic income per ADS of $0.01, compared with $0.05 for the corresponding quarter last year.

•	Quarterly adjusted basic income per ADS (or net income attributable to WNS shareholders per share excluding amortization of intangible assets, share-based compensation, related fringe benefit tax and loss attributable to non-controlling interest) of $0.26, down $0.04 or 14.8% from the corresponding quarter last year.

WNS (Holdings) Limited     Fiscal Q3 2010
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Fiscal 2010 Guidance
WNS reaffirmed its revenue less repair payments and adjusted net income guidance for the fiscal year ending March 31, 2010, based on current exchange rate trends:
•	Revenues less repair payments of more than $390 million for the fiscal year.

•	Adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit tax and loss attributable to non-controlling interest) of more than $52 million for the fiscal year (excluding any charges for the unwinding of interest rate swaps).
“Despite volatility in the exchange rates and volume pressure in our travel and insurance-related businesses, we are able to reaffirm our net revenue and ANI guidance,” said Alok Misra, Group Chief Financial Officer. “Our cash flows remained strong this quarter. In prepaying $15 million on our term loan in early January, we have amply demonstrated our ability to generate free cash. This prepayment will also lead to lower interest expense and improve profitability.”
Conference Call
WNS will host a conference call on January 21, 2010 at 8:00 am (EST) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-800-884-5695; international dial-in +1-617-786-2960; participant passcode 59398539. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 64880117, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.
About WNS
WNS (Holdings) Limited [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
In order to provide accident-management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “non fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our future financial performance, including our fiscal 2010 guidance and future profitability; our run rate for the fiscal 2010 fourth quarter and into fiscal 2010; our ability to generate free cash; and our future

WNS (Holdings) Limited     Fiscal Q3 2010
operations. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited; and our ability to successfully consummate strategic acquisitions. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2009 filed with the U.S. Securities and Exchange Commission which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.
CONTACT:
Investors:
Alan Katz
VP — Investor Relations
WNS (Holdings) Limited
+1 212 599-6960 ext. 241
ir@wnsgs.com
Media:
Emily Cleary
CJP Communications
+1 212 279 3115 ext. 257
ecleary@cjpcom.com

WNS (Holdings) Limited     Fiscal Q3 2010
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(Amounts in thousands, except share and per share data)

	Three months ended		Nine months ended
	December 31,		December 31,
	2009	2008	2009	2008

Revenue
Third parties	$146,912	$133,289	$434,337	$404,250
Related parties	2,202	721	4,519	2,501

	149,114	134,010	438,856	406,751
Cost of revenue (a)	113,956	97,030	329,604	310,429

Gross profit	35,158	36,980	109,252	96,322
Operating expenses:
Selling, general and administrative expenses (a)	20,584	18,902	63,448	58,403
Amortization of intangible assets	8,088	7,419	24,369	16,900

Operating income	6,486	10,659	21,435	21,019
Other expense, net	2,948	4,113	7,830	5,901
Interest expense	3,505	3,955	11,066	7,322

Income before income taxes	33	2,591	2,539	7,796
Provision for income taxes	64	705	618	2,344

Consolidated net income (loss)	(31)	1,886	1,921	5,452
Less: Net loss attributable to non controlling interest	(374)	(180)	(844)	(180)

Net income attributable to WNS (Holdings) Limited shareholders	$343	$2,066	$2,765	$5,632

Earnings per share of ordinary shares
Basic	$0.01	$0.05	$0.06	$0.13
Diluted	$0.01	$0.05	$0.06	$0.13
Basic weighted average ordinary shares outstanding	43,198,212	42,572,600	42,958,704	42,497,209
Diluted weighted average ordinary shares outstanding	44,755,997	42,953,582	44,255,462	43,213,936

Note:
(a) Includes the following share-based compensation amounts:
Cost of revenue	$714	$893	$2,766	$2,681
Selling, general and administrative expenses	$2,378	$2,612	$7,951	$7,349

WNS (Holdings) Limited     Fiscal Q3 2010
Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

				Amount in
				thousands
	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Revenue less repair payments (Non-GAAP)	$96,772	$99,607	$295,464	$290,831
Add: Payments to repair centers	52,342	34,403	143,392	115,920
Revenue (GAAP)	$149,114	$134,010	$438,856	$406,751
Reconciliation of cost of revenue (non-GAAP to GAAP)

				Amount in
				thousands
	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Cost of revenue (excluding share-based compensation expense) (Non-GAAP)	$60,900	$61,734	$183,446	$191,828
Add: Payments to repair centers	52,342	34,403	143,392	115,920
Add: Share-based compensation expense	714	893	2,766	2,681
Cost of revenue (GAAP)	$113,956	$97,030	$329,604	$310,429
Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

				Amount in
				thousands
	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Selling, general and administrative expenses (excluding share-based compensation expense and related FBT [1] ) (Non-GAAP)	$18,206	$16,206	$55,038	$50,439
Add: Share-based compensation expense	2,378	2,612	7,951	7,349
Add: Related FBT[1]	—	84	459	615
Selling, general and administrative expenses (GAAP)	$20,584	$18,902	$63,448	$58,403

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Bill, 2009 which withdrew the levy of FBT.

WNS (Holdings) Limited     Fiscal Q3 2010
Reconciliation of operating income (non-GAAP to GAAP)

				Amount in
				thousands
	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Adjusted operating income (excluding amortization of intangible assets, share-based compensation and related FBT [1] ) (Non-GAAP)	$17,666	$21,667	$56,980	$48,564
Less: Amortization of intangible assets	8,088	7,419	24,369	16,900
Less: Share-based compensation expense	3,092	3,505	10,717	10,030
Less: Related FBT[1]	—	84	459	615
Operating income (GAAP)	$6,486	$10,659	$21,435	$21,019
Reconciliation of net income attributable to WNS shareholders (non-GAAP to GAAP)

				Amount in
				thousands
	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Adjusted net income (excluding amortization of intangible assets, share-based compensation expense, related FBT [1] and loss attributable to noncontrolling interest ) (Non-GAAP)	$11,149	$12,894	$37,466	$32,997
Less: Amortization of intangible assets	8,088	7,419	24,369	16,900
Less: Share-based compensation expense	3,092	3,505	10,717	10,030
Less: Related FBT[1]	—	84	459	615
Add: Loss attributable to noncontrolling interest	374	180	844	180
Net income attributable to WNS (Holdings) Limited shareholders (GAAP)	$343	$2,066	$2,765	$5,632

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Bill, 2009 which withdrew the levy of FBT.

WNS (Holdings) Limited     Fiscal Q3 2010
Reconciliation of basic income per ADS (non-GAAP to GAAP)

	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Basic adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT [1] and loss attributable to noncontrolling interest) (Non-GAAP)	$0.26	$0.30	$0.87	$0.78
Less: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT [1] and loss attributable to noncontrolling interest	0.25	0.25	0.81	0.65
Basic income per ADS (GAAP)	$0.01	$0.05	$0.06	$0.13
Reconciliation of diluted income per ADS (non-GAAP to GAAP)

	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Diluted adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT [1] and loss attributable to noncontrolling interest) (Non-GAAP)	$0.25	$0.30	$0.85	$0.76
Less: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT [1] and loss attributable to noncontrolling interest	0.24	0.25	0.79	0.63
Diluted income per ADS (GAAP)	$0.01	$0.05	$0.06	$0.13

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Bill, 2009 which withdrew the levy of FBT.

WNS (Holdings) Limited     Fiscal Q3 2010
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	December 31,	March 31,
	2009	2009
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$59,519	$38,931
Bank deposits and marketable securities	—	8,925
Accounts receivable, net	61,387	61,257
Accounts receivable — related parties	840	64
Funds held for clients	7,900	5,379
Employee receivables	1,585	745
Prepaid expenses	2,499	2,082
Prepaid income taxes	6,763	5,768
Deferred tax assets	1,219	1,743
Other current assets	28,416	38,647

Total current assets	170,128	163,541
Goodwill	91,126	81,679
Intangible assets, net	196,446	217,372
Property and equipment, net	53,835	55,992
Other assets	9,767	11,449
Deposits	6,896	6,309
Deferred tax assets	24,980	15,584

TOTAL ASSETS	$553,178	$551,926

LIABILITIES AND EQUITY
Current liabilities:
Account payable	$24,484	$30,879
Accounts payable — related parties	—	42
Current portion of long term debt	55,000	45,000
Short term line of credit	—	4,331
Accrued employee cost	26,580	23,754
Deferred revenue	3,745	5,583
Income taxes payable	4,439	3,995
Accrued expenses	43,579	31,194
Other current liabilities	20,917	22,932

Total current liabilities	178,744	167,710
Long term debt	115,000	155,000
Deferred revenue	3,572	3,561
Other liabilities	4,317	1,967
Accrued pension liability	3,439	2,570
Deferred tax liabilities	9,299	9,946
Derivative contracts	8,784	23,163

TOTAL LIABILITIES	323,155	363,917
Commitments and contingencies

WNS (Holdings) Limited     Fiscal Q3 2010

	December 31,	March 31,
	2009	2009
	(Unaudited)
WNS (Holdings) Limited shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized: 50,000,000 shares; Issued and outstanding: 43,311,123 and 42,607,403 shares, respectively	6,780	6,667
Ordinary shares subscribed: 2,222 and nil shares, respectively	5	—
Additional paid-in capital	196,555	184,122
Retained earnings	49,682	46,917
Accumulated other comprehensive loss	(22,868)	(49,710)

WNS (Holdings) Limited shareholders’ equity	230,154	187,996
Noncontrolling interest	(131)	13

Total equity	230,023	188,009

TOTAL LIABILITIES AND EQUITY	$553,178	$551,926

WNS (Holdings) Limited     Fiscal Q3 2010
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(Amounts in thousands)

	Nine months ended
	December 31,
	2009	2008
Cash flows from operating activities
Net cash provided by operating activities	$46,725	$40,441

Cash flows from investing activities
Acquisitions, net of cash received	(1,461)	(291,225)
Facility and property cost	(8,920)	(16,800)
Proceeds from sale of assets, net	576	219
Marketable securities and deposits sold, net	9,455	7,687

Net cash used in investing activities	(350)	(300,119)

Cash flows from financing activities
Proceeds from exercise of stock options	1,671	1,103
Excess tax benefits from share-based compensation	1,222	1,544
Proceeds from issue of shares by subsidiary to non controlling interest	698	—
Repayment of long term debt	(30,000)	—
Payment of debt issuance cost	(87)	—
Proceeds from long term debt, net	—	199,438
Short term borrowing — related parties	700	—
Repayment of short term borrowings, net	(4,853)	(1,263)
Principal payments under capital leases	(58)	(182)

Net cash (used in) provided by financing activities	(30,707)	200,640

Effect of exchange rate changes on cash and cash equivalents	4,920	(7,032)
Net change in cash and cash equivalents	20,588	(66,070)
Cash and cash equivalents at beginning of period	38,931	102,698

Cash and cash equivalents at end of period	$59,519	$36,628

Other key information
Comparative operating margin (GAAP) and adjusted operating margin (non-GAAP)

	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
Adjusted operating margin (Adjusted operating income as a percentage of Revenue less repair payments) (Non-GAAP)	18.3%	21.8%	19.3%	16.7%
Operating margin (Operating income as a percentage of Revenue) (GAAP)	4.3%	8.0%	4.9%	5.2%